Halex Energy Corp.

United States Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

RE:	Halex Energy Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed April 17, 2013 File No. 333-185956

Att:	Mara L. Ransom Assistant Director

Halex Energy Corp. (the “Company”) has received your comments dated May 6, 2013 regarding Amendment No. 1 to Registration Statement on Form S-1 filed on April 17, 2013. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the Commission.

The company understands that the financials filed with this amendment are considered stale and that the year end 2012 audited financials will need to be filed with the next amendment

General

1. We have added language to the Prospectus Summary section, the Risk Factor section, and have modified language elsewhere in the document:

•	Describing how and when a company may lose exemption status;

•	Describing the various exemptions available to us (such as Sarbanes-Oxley);

•	Stated our election under the JOBS Act to not opt out of the extended transition period, and to use that period for compliance with revised accounting standards;

We have added the following Risk Factor:

BECAUSE WE HAVE ELECTED TO NOT OPT OUT OF THE EXTENDED TRANSITION PERIOD UNDER SECTION 107(b) OF THE JOBS ACT, THIS ALLOWS US TO DELAY ADOPTION OF CERTAIN FINANCIAL DISCLOSURES AND MAY MAKE IT DIFFICULT FOR AN INVESTOR TO COMPARE OUR FINANCIAL SITUATION AGAINST OTHER PUBLIC COMPANIES

Pursuant to the JOBS Act of 2012, as an emerging growth company the Company can elect to opt out of the extended transition period for any new or revised accounting standards that may be issued by the PCAOB or the SEC. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the standard for the private company. Our financial statements may not be comparable to companies that comply with public company effective dates. This may make comparison of the Company’s financial statements with any other public company which is not neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible as different or revised standards may be used.

Under the heading “Critical Accounting Policies and Estimates,” we have added the following language:

Because of our election to not opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, our financial statements may not be comparable to companies that comply with public company effective dates.

2. There have been no written communications as defined in Rule 405 under the Securities Act, that the company or anyone authorized to do so on the company’s behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act.

There have been no research reports about the company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offer.

3. We have modified the “risk factor” on page 9 to disclose the consequences of the company having status of a shell company per Comment 3 of your letter of February 6, 2013 as follows:

BECAUSE WE ARE A SHELL COMPANY AS DEFINED UNDER RULE 405 and RULE 144(i)(1); WE HAVE RESTICTIONS ON OUR ABILITY TO USE REGISTRATION STATEMENTS ON FORM S-8; THERE ARE LIMITATIONS ON OUR SECURITY HOLDERS TO USE RULE 144; AND THERE IS A POTENTIAL REDUCED LIQUIDITY OR ILLIQUIDITY OF OUR SECURITIES.

This risk factor discloses that our company’s status as a shell company: 1) restricts our ability to use registration statements on Form S-8; 2) limits the ability of our security holders to use Rule 144; and 3) the potential reduced liquidity or illiquidity of our securities.

Additionally, we have modified the section titled “Shell Company Status and Rule 144” on page 17 to disclose the consequences of the company having status of a shell company per Comment 3 of your letter of February 6, 2013 as follows:

The Company has nominal operations and nominal assets, as such under Rule 405 and Rule 144(i)(1) we are defined as a shell company; we have restrictions on our ability to use registration statements on Form S-8; There are limitations on our security holders to use Rule 144; and there is a potential reduced liquidity or illiquidity of our securities. Rule 144 is not available for the resale of unregistered securities issued by a shell company whether reporting or not. These securities can be resold only through a resale registration statement, unless certain conditions are met.

This paragraph discloses our company’s status as a shell company: 1) restricts our ability to use registration statements on Form S-8; 2) limits the ability of our security holders to use Rule 144; and 3) the potential reduced liquidity or illiquidity of our securities.

Prospectus Summary, Page 6

Company Overview, page 6

4.  Changes made to “general” around page 19 In response to Comment 4, we have corrected the disclosure under this heading to comport with page 20 and 47. We have also revised language throughout the prospectus to more prominently disclose our intended business and highlighted that such plan will not be achieved if the HRES system is not developed and its use is not commercialized.

Risk Factors and Uncertainties, Page 7

Our sole source of HRES Equipment, page 7

5.  We have disclosed that we have no rights, title, interest or other intellectual property rights in the HRES system on page 7 as follows:

We have no rights, title, interest or other intellectual property rights in the HRES system. The Energy Distributor Agreement dated March 2013 between K’Air and Halex grants Halex a nontransferable license to install and use HRES units and/or to distribute the HRES units to end users within the State of California. (italicized for emphasis)

We have clarified our disclosure in the third paragraph of our prospectus summary on page 6 to clarify our statement that we “do not own any interest in any property” as follows:

Halex is a development stage enterprise owning exclusive licenses from K’Air Energy for distribution, installation and operation of a renewable energy system in the state of California. Halex currently is developing a prototype of this renewable energy system known as a Hybrid Renewable Energy System ("HRES"). We do not own any interest in any property. We have no rights, title, interest or other intellectual property rights in the HRES system. Currently, we have no further business planned if K’Air is unable to develop the proposed HRES and commercialize its use. (italicized for emphasis)

Because our company relies solely on a third-party for research and development…page 7

6. In response to your inquiry as to why there have been limited advancements on the HRES prototype, we were under the impression that “limited advancements” were due to redesign and material issues. K’Air has informed us our initial statement was imprecise, that they had made advancement, and they expect to deliver a functioning product by the fourth quarter of 2013.

We have modified the language on page 7 to reflect this correction, and updated the filing to include the manufacturer’s expected delivery schedule as follows:

Although both the Company and K'Air believe that a commercially-viable prototype will be completed this year, until a fully-functioning model is finalized, we have no product. K’Air informs us that that advancement had been made during the first, second and third quarters of 2013, and they expect to deliver a functioning product by the fourth quarter of 2013. (italicized for emphasis)

Risk Factors and Uncertainties, page 7

If we are unable to further develop the HRES prototype....Page 7

7. In conjunction with our response to Comment 5 above, we have disclosed that we have no “rights title, interest or other intellectual property rights in the HRES system” other than a license to distribute, use and install the system in a certain geographic area.

We have modified language as listed in Comment 7 and throughout the filing to clarify we are not “co-developing” the HRES system, and that we will have no rights in the product, technology or documentation other than to act as a distributor. We believe we have modified the language throughout the document to clearly convey K’Air’s ownership of the HRES Technology and have removed statements that suggest we have any ownership rights in the HRES prototype and related technology.

Description of the Business, page 18

8. Rule 419 (a)(2) defines what constitutes a blank check company. Because we have provided a specific business plan in the prospectus, and because we have not indicated our business plan is to engage in a merger or acquisition (nor do we have any plans to engage in a merger or acquisition) we believe we do not meet the statutory definition of a blank check company pursuant to Rule 419 (a)(2)(i).

There is an “and” at the end of Rule 419(a)(2)(i), indicating that both (i) and (ii) must be fulfilled in order to be defined as a blank check company. We believe that because we do not meet the statutory requirements of (i), we cannot be considered a blank check company.

General, page 18

9. We have clarified that HRES is designed for multiple renewable energy sources, but combined use is not required on page 18, as follows:

While not required, the HRES unit is designed to be used with multiple renewable energy sources but combined use is not required.

The statement on page 19 that HRES can source ambient temperature from the surrounding temperature of the outdoors and other sources remains correct.

Business Opportunity, page 20

10. We have revised our disclosure to indicate that the majority of facts asserted in the document originate from management’s research and opinion. Although management has reviewed and researched credible sources, we believe that these facts are well known throughout the energy and green energy markets, and investors inclined to fund our company will be aware of these facts. Accordingly, we have indicated facts lacking citation as “management’s opinions” or “management.”

As noted in the last bullet of Comment 10, our claim that “88% of the United States production of electricity is by steam turbine generation systems.” Although we believe this to be factually true as derived from a number of credible sources, we find the statement, without adding additional explanation, may be confusing to the investor because “steam turbines” are used in a variety of electrical generating plants ranging from nuclear to coal to gas-fired facilities. As a result, we have removed this potentially confusing statement from the current filing.

Market, page 20

11. We intend to commence operations as a licensor and seller of green electricity and green power generation units.

Under Market, we stated:

Although our Distributor and Licensing agreement allow for us to sell the HRES System throughout California, Halex initially intends to build, own and operate scalable, HRES power plants to supply electricity directly to utilities or end users via existing power grids. We will be focusing on operating small to mid size power plants spread out throughout California (defined as Distributed Power Plants). HRES technology should enable our power plants to use several types of heat sources which will permit operating at a constant power production level, reducing the pressure put on the operators. Because recent legislation mandates use of green energy, companies and others subject to these new green energy requirements are generally paying a premium for renewable sources of power. In addition to legislative requirements, there are also existing federal and state programs designed to promote renewable energy. Upon completion of our commercial prototype, we intend to begin the testing and certification process to take advantage of available programs.

We have further revised other sections of the document to clarify how we expect to generate revenue.

Terms of Distributor and License Agreements, Page 20

12. We have corrected our filing to comport with Comment 5 to disclose that we have no rights, title, interest or other intellectual property rights other than what is contained in our licensing agreement. As we have corrected our filing to disclose that K’Air Energy, not Halex, is developing the HRES unit, this comment no longer applies.

Terms of Distributor and License Agreements, Page 20

13. We have entered into a revised distributor agreement with the manufacturer, and have updated the information contained within this section. We have further revised the disclosure under this heading to expand and clarify the other significant terms such as those specified in paragraphs (B)(B.1)(d), (B)(B.1)(g) and (B.2) of the revised distributor agreement.

Competition, page 22

14. Pursuant to Item 101(h)(4)(iv), we have provided the disclosure on competitive business conditions, our competitive position in the industry, and our methods of competition. We have tailored our responses to explain the industry in general and our business in particular.

Financial Statements, page 28

15. The financials have been updated.

Balance Sheets, pages 29 and 38

16. We have modified the language on the disclosure on Page 55 to clearly convey to the investor that some or all of the promissory notes to the founding shareholders are related party payables by inserting the following language and typeface above the table:

SOME OR ALL OF THESE PROMISSORY NOTES ARE RELATED PARTY PAYABLES.

On Page 14 and 48, we have added notation to the category “Notes Payable” available immediately below that section of the table that clearly conveys:

Note 1: Some or all of the notes are related party payables.

Additionally, in the Notes to Financial Statements:

In Section 3, under “Related Parties” it states:

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. See Note 6 for related party transactions for the periods ending June 30, 2013 and 2012.

In Section 5, it is titled:

 “Notes Payable-Related Parties”

In Section 6, there is another section not having to do with the Notes Payable titled:

 “Related Party Transactions”

We believe providing notice in the title of a section will place investors in better notice than a mere footnote. Additionally, we have placed notices in the prospectus of related party transactions to ensure that investors are on notice that some or all of the notes payable are related party transactions.

Management’s Discussion and Analysis, page 47

Plan of Operations, page 48

17. We have clarified in the document that we erroneously referred to “purchase” as “co-development.” As we have disclosed in the filing pursuant to Comment 5 (above), We have no rights, title, interest or other intellectual property rights in the HRES system.

Accordingly, as we are not “co-developing,” we will not receive any value or rights in exchange for co-development expenses that we will not be incurring.

Executive Compensation, page 53

18. We have updated compensation information in the filing to address this comment.

Business Opportunity, Page 17

19. We have provided disclosure required by Item 502(b) of Regulation S-K by adding the disclosure on page 55 (Outside Back Cover Page) as follows:

Dealer Prospectus Delivery Obligation

Until _____, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Item 15. Recent Sales of Unregistered Securities, Page II-2

20. Every unregistered offering made by the Company were transactions by an issuer not involving any public offering, and were solely for the issuance of “Founder’s Shares.” Every purchaser is either a personal friend or family member of the President. The relationship between a purchaser and the President was such that the President knew that they had participated in private placements in the past, and that the purchaser would not be financially harmed if they lost their entire investment.

All transactions that occurred were subject to the following conditions:

1) The founder acquired and will hold purchased shares for investment for their account only, and not with a view to, or for resale with, any “distribution” as defined in the Securities Act of 1933.

2) The founder understood the purchased shares have not been registered under the Securities Act by a specific exemption, and that the purchased shares must be held indefinitely, unless they are subsequently registered under the Securities Act or the Founder obtains an opinion of counsel satisfactory to the Company that such registration is not required. The founder understands that the Company is under no obligation to register the purchased shares.

3) The Founder was aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resale of securities acquired in a non-public offering, subject to the satisfaction of certain conditions. The Founder understands that the exemptions offered under Rule 144 are not currently available, and the Company has no plans to satisfy Rule 144 requirements in the foreseeable future.

4) The Founder has been furnished with, or has had access to, information they deem appropriate for determining whether to invest in the purchased shares, and had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the shares.

5) The Founder is aware that their investment in the Company is a speculative investment with limited or no liquidity and could result in complete loss of their investment. The Founder is able to, without impairing their financial condition, hold the purchased shares for an indefinite period and to completely lose their investment.

Exhibit 10.2 – Example of Promissory Note

21. We have corrected our filing to comply with Item 601 of Regulation S-K. We have filed a copy of the document with a schedule identifying the other omitted documents and set forth the material details in which such documents differ from the filed copy.

Thank you,

Jeff Lamberson,
President,
Halex Energy Corp.
916-293-6337
Info@halexenergy.com
10/7/2013